[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 30, 2009

VIA EMAIL AND EDGAR

Mr. Thomas Kluck
Mr. Duc Dang
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re:	NRDC Acquisition Corp.
Amendment No. 2 to Proxy Statement on Schedule 14A
File No. 001-33749
Filed September 28, 2009

Dear Messrs. Kluck and Dang:

We have set forth below our response to the question you posed earlier today by phone relating to Section 3(a)(9).

Section 3(a)(9) of the Securities Act exempts from Section 5 “…any security exchanged by the issuer with its existing security holders…” Section 2(a)(4) defines issuer as “…every person who issues or proposes to issue any security…” Section 2 (a)(2) defines person as “…an individual, a corporation, a partnership…” Section 2(a)(2) does not define person as a business plan or with regard to tax status. None of the actions to be taken as contemplated by the NRDC proxy will result in the creation of a different corporate entity. Further, according to Corporate Finance and the Securities Laws, 4th Edition by Joseph McLaughlin and Charles J. Johnson, Jr., “[t]he exemption provided by Section 3(a)(9) is in the nature of a transaction exemption in that it is not based on the characteristics of the securities exchanged or of the issuer of the securities.” Under the plain reading of the Securities Act, the Company is the same legal person and therefore the same issuer both before and after consummation of the transactions contemplated by the Framework Agreement. We have found no authority that would lead to any contrary conclusion or interpretation under Section 3(a)(9).

Please let us know if you have any further questions.

/s/ Jay L. Bernstein
Jay L. Bernstein